Exhibit 99.1

CENTRAL GOLD-TRUST
(the “Trust”)

ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
HELD ON APRIL 24, 2008

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual Meeting of the Unitholders of the Trust held on April 24, 2008 in Toronto, Ontario.

Description of Matter	Outcome of Vote

Special Resolution Approving Amended and Restated Declaration of Trust	Resolution was passed by unanimous vote conducted by a show of hands and a single ballot.

	% in Favour	% Against
	98.87%	1.13%
Election of Trustees

Election of seven Trustees of the Trust: John P. Embry, Brian E. Felske, Bruce D. Heagle, Ian M. T. McAvity, Robert R. Sale, Philip M. Spicer and J. C. Stefan Spicer.	Resolution was passed by single ballot.

	% in Favour	% Withheld
	100.00%	0.62%
Re-Appointment and Remuneration of Auditors

Reappointment of Ernst & Young LLP as the auditors of the Trust to hold office until the close of the next annual meeting of Unitholders and authorization to the Board of Trustees to fix their remuneration.
	Resolution was passed by a vote conducted by a show of hands and a single ballot.

	% in Favour	% Withheld
	100.00%	0.67%

Dated this “30th” day of April, 2008.

CENTRAL GOLD-TRUST

Per:	/s/ J.C. Stefan Spicer
J.C. Stefan Spicer
President & Chief Executive Officer